EXHIBIT 77C
FLAHERTY & CRUMRINE PREFERRED INCOME FUND INCORPORATED
(the "Fund")

Meeting of Shareholders

On April 19, 2012, the Fund held its Annual Meeting of Shareholders (the "Annual Meeting") for the following purposes: (i) election of Directors of the Fund ("Proposal 1") and (ii) to approve a change to the Fund's fundamental investment policy regarding concentration of investments ("Proposal 2"). The proposals were approved by the shareholders and the results of the voting are as follows:


Proposal 1: Election of Directors.

    Name                    For         Withheld
    Donald F. Crumrine     6,303,581    159,208
    Robert F. Wulf         6,303,677    159,112

David Gale, Morgan Gust and Karen H. Hogan continue to serve in their capacities as Directors of the Fund.

Proposal 2: Approve a change to the Fund's fundamental investment policy regarding concentration of investments.

    Proposal 2-A:    Revise the fundamental investment policy relating to
          concentration of investments in the banking industry

            For       Against    Abstain
         4,563,617    173,368    92,614

    Proposal 2-B:    Revise the fundamental investment policy relating to
          concentration of investments in the utilities industry

            For        Against    Abstain
          4,538,895    196,778    93,925